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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                              CHASE INDUSTRIES INC.
                            (Name of Subject Company)

                              CHASE INDUSTRIES INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   161568-10-0
                      (CUSIP Number of Class of Securities)

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                                Martin V. Alonzo
                      President and Chief Executive Officer
                              Chase Industries Inc.
                             14212 County Road M-50
                             Montpelier, Ohio 43543
                                 (419) 485-3193
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

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                                 With a copy to:
                              Rodney L. Moore, Esq.
                             Vinson & Elkins L.L.P.
                          2001 Ross Avenue, Suite 3700
                               Dallas, Texas 75201
                                 (214) 220-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

         This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Chase Acquisition Corporation, a Delaware corporation ("Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase up to an aggregate of 2,300,000 shares of Common Stock (as defined below) of Chase Industries Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of December 28, 2000 (the "Rights Agreement") by and between the Company and Mellon Investor Services LLC, as Rights Agent.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is Chase Industries Inc., a Delaware corporation. The Company's principal executive offices are located at 14212 County Road M-50, Montpelier, Ohio 43543, and its business telephone number is
(419) 485-3193. This Schedule 14D-9 relates to the Company's common stock, par value $.01 per share (the "Common Stock"). As of January 11, 2001, there were 9,136,102 shares of Common Stock outstanding, excluding 6,150,118 shares of the Company's nonvoting common stock, par value $0.01 per share (the "Nonvoting Common Stock"), all of which currently are held of record by Court Square. The Nonvoting Common Stock may be converted into shares of Common Stock at the rate of one share of Common Stock for each share of Nonvoting Common Stock at the option of the holder, subject to any applicable limitations under the Small Business Investment Act of 1958, as amended, and the Bank Holding Company Act of 1956, as amended.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

         (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by Purchaser to purchase up to 2,300,000 shares of Common Stock of the Company, together with the associated Rights, as disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on January 2, 2001 (the "Schedule TO"). According to the Schedule TO, Purchaser is offering to purchase up to an aggregate of 2,300,000 shares of Common Stock, together with the associated Rights, at a price (the "Offer Price") of $10.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 2, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         According to the Schedule TO, the purpose of the Offer is for Court Square to acquire the Company through the acquisition by Purchaser of up to an aggregate of 2,300,000 shares of Common Stock in the Offer and, promptly following consummation of the Offer, seeking to have the Company consummate a second-step merger or similar business combination with Purchaser (the "Merger") pursuant to which each then outstanding share of Common Stock (other than shares held by Purchaser) will be converted into the right to receive an amount in cash equal to the highest price per share paid in the Offer. Purchaser also has reserved the right to pursue an alternative second-step merger or other business combination transaction involving the Company in which the shares not owned by Purchaser would be converted into or exchanged for cash, shares of Purchaser's common stock and/or other securities or consideration. The Offer is subject to the fulfillment of certain conditions, including without limitation the Rights having been redeemed or otherwise being inapplicable to the Offer and the proposed Merger, Purchaser receiving sufficient funding on terms at least as favorable to Purchaser as are contained in the commitment letters received from PNC Bank, National Association filed as exhibits to the Schedule TO, and the absence of certain material adverse changes regarding the Company and its business. Information in the Schedule 14D-9 regarding the Offer and the proposed Merger, and Court Square's intentions with respect thereto, is based on and derived from information set forth in the Purchaser's Schedule TO.


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         Based on information set forth in the Schedule TO, the principal executive office of Purchaser is located at 1209 Orange Street, Wilmington, Delaware 19801.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in this Schedule 14D-9 and on pages 3 through 18 of the Company's Proxy Statement dated April 10, 2000 (the "2000 Proxy Statement"), sent by the Company to its stockholders in connection with its 2000 Annual Meeting of Stockholders, which pages are attached to this Schedule 14D-9 as Exhibit (e)(1) and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Purchaser, or any of its executive officers, directors or affiliates.

         As described in the 2000 Proxy Statement, the Company is a party to a Voting Agreement, dated as of November 4, 1994 (the "Voting Agreement"), by and among the Company, Citicorp Venture Capital, Ltd., an affiliate of Purchaser ("CVC"), and Martin V. Alonzo. By virtue of Court Square's acquisition of shares of Common Stock previously owned by CVC, Court Square is obligated to vote those shares of Common Stock in accordance with the Voting Agreement.

         As also described in the 2000 Proxy Statement, the Company is a party to a Registration Rights Agreement, dated as of November 10, 1994 (the "Registration Rights Agreement"), by and among the Company, CVC and Mr. Alonzo. Based on information set forth in the Schedule TO, Court Square has obtained CVC's registration rights under the Registration Rights Agreement by virtue of its acquisition of the shares of Common Stock and Nonvoting Common Stock previously owned by CVC.

         The Company is a party to an Exchange Agreement, dated as of November 4, 1994 (the "Exchange Agreement"), by and between CVC and the Company. Pursuant to the Exchange Agreement, the Company has granted CVC the right to exchange all or a portion of its shares of Common Stock for shares of Nonvoting Common Stock, subject to availability of authorized shares of Nonvoting Common Stock. Court Square has executed a joinder to the Exchange Agreement in connection with its acquisition of shares of Common Stock and Nonvoting Common Stock previously owned by CVC.

         Chase Brass & Copper Company, Inc. ("CBCC"), the Company's brass rod subsidiary, and John H. Steadman, President and Chief Operating Officer of CBCC, are parties to an employment agreement. The employment agreement provides for an annual base salary of $225,000. Under the employment agreement, if Mr. Steadman's employment is terminated by CBCC without cause (as defined in Mr. Steadman's employment agreement) or by Mr. Steadman for good reason (as defined in Mr. Steadman's employment agreement), CBCC will be required to pay to Mr. Steadman a severance payment in an amount equal to one-half of Mr. Steadman's then-current base salary and maintain for six months health insurance for the benefit of Mr. Steadman and his family to the extent in effect prior to this termination. If Mr. Steadman's employment is terminated by CBCC in violation of the agreement or by Mr. Steadman for good reason following a "change in control" of the Company or at any time after the Company ceases to own a majority of the voting stock of CBCC, Mr. Steadman will be entitled (in lieu of the cash severance payments referred to above) to receive a lump sum payment in cash in the amount equal to the sum of Mr. Steadman's base salary plus the most recent annual bonus paid to Mr. Steadman. A "change in control" of the Company has the same meaning as set forth in the Company's stock option plans as described under "other change-in-control arrangements-stock option plans" on Exhibit (e)(1) filed herewith.

         Thomas F. McWilliams, an officer of Court Square and an officer and director of Purchaser, is a director of the Company. Charles E. Corpening, an officer of Court Square and a director of Purchaser, also is a director of the Company.

         If the directors and executive officers of the Company tender their shares of Common Stock in the Offer, or their shares of Common Stock are acquired in the proposed Merger, they will receive the Offer Price for their shares of Common Stock on the same terms and conditions as the other public stockholders.


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As of January 1, 2001, the directors and executive officers of the Company beneficially owned in the aggregate 1,793,957 shares of Common Stock (including approximately 698,363 shares issuable pursuant to stock options) and, if they tender all of their shares of Common Stock in the Offer, they will receive payment for their shares in the same manner and to the same extent as the other stockholders of the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Recommendation. THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), ACTING THROUGH A SUBCOMMITTEE ESTABLISHED AS DESCRIBED BELOW, URGES COMPANY STOCKHOLDERS NOT TO TAKE ANY ACTION WITH RESPECT TO THE OFFER AT THIS TIME. The Board of Directors of the Company is unable to make a recommendation with respect to the Offer at the present time because it has not yet completed a full and deliberate review of the material terms and provisions of the Offer and has not yet received the complete advice of the Company's management and the Board's legal and financial advisors with respect to the Offer, in each case, sufficient to enable the Board to properly discharge its fiduciary duties under Delaware law. In addition, the Board currently is seeking clarification of certain aspects of the Offer and is investigating the feasibility of certain alternatives to the Offer. The Board expects that it will be able to make a recommendation with respect to the Offer, and to inform the Company's stockholders of its recommendation, in the near future after it has completed its review and the discussions that are proceeding with respect to the Offer and possible alternatives.

         (b)(i) Background of the Offer and Recommendation. As part of its ongoing oversight of the management of the affairs of the Company, the Board periodically over the last several years has initiated and evaluated various alternatives to increase the value of the Common Stock to all of the Company's stockholders. The alternatives evaluated have included, but were not limited to, the following: (i) the sale of the Company, (ii) the sale or other disposition of the Company's Leavitt Tube Company subsidiary ("Leavitt Tube"), and (iii) the implementation of a leveraged recapitalization plan of the Company which could have included either (a) the payment to the Company's stockholders of a special one-time cash dividend or (b) the repurchase of some portion of the Common Stock through a dutch auction self-tender or other means. As part of its evaluation of such alternatives, the Board consulted with its outside legal and financial advisors, Vinson & Elkins L.L.P. and, commencing October 1999, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

         At a Board meeting held on February 9, 2000, DLJ presented an evaluation of the Company's debt capacity scenarios in conjunction with the Board's evaluation of the long-term strategy for the Company and strategic alternatives to provide value to the Company's stockholders, including a potential sale of the Company as compared to a cash dividend or partial stock repurchase. The Board members then requested Mr. Alonzo and DLJ to further investigate financing options that may be available to enable the Company to effect a dividend or stock repurchase, and requested DLJ to analyze the impact of such a transaction on the Company, its stockholders and the Common Stock.

         At a Board meeting held on March 8, 2000, DLJ presented to the Board an evaluation of various strategic alternatives. Based upon the advice of DLJ and the Board members' evaluation of the information presented by DLJ, the Board members present, including Messrs. McWilliams and Corpening, concluded that the Board should not currently pursue a sale of the Company, but may reconsider a sale of the Company as certain issues and uncertainties that the Board believes may adversely affect the valuation of the Company are resolved or further quantified, including the sale of Leavitt Tube and certain material litigation or at such time as the Board may otherwise determine that a sale of the Company is in the best interest of the Company's stockholders.

         At a Board meeting held on October 19, 2000, the Board further discussed potential alternatives for Leavitt Tube and determined to engage an investment bank to pursue a sale of Leavitt and simultaneously review other strategic alternatives for Leavitt Tube. In November 2000, the Company engaged Robinson-Humphrey to assist the Company in pursuing a sale of Leavitt Tube.


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         On December 14 and 15, 2000, Mr. McWilliams telephoned each of the other members of the Board to inform them that Purchaser, an affiliate of CVC, planned to announce its intention to commence a tender offer for 2,300,000 shares and to complete the proposed Merger. Certain Board members requested Mr. McWilliams to postpone the announcement until after January 1, 2001, so that the Board could have an opportunity to meet with Mr. McWilliams to discuss Purchaser's proposal. Mr. McWilliams refused to postpone the announcement. In addition, the Board contacted its legal and financial advisors regarding Mr. McWilliams' intentions and authorized such parties to commence work in the evaluation of the proposed offer as communicated to the Board members by Mr. McWilliams.

     On the morning of December 18, 2000, the Board held a telephonic meeting to consider Purchaser's intended transactions. During this meeting, each of the Board members, other than Mr. Corpening, again requested Mr. McWilliams to postpone the announcement until after January 1, 2001, to allow the Board to engage in discussions with Mr. McWilliams regarding the proposal. Mr. McWilliams again refused to postpone the announcement. Mr. McWilliams explained that he was unwilling to defer the timing of the announcement of the tender offer and proposed Merger because, in his opinion, the Board had not adequately addressed Mr. McWilliams' requests to consider and approve a transaction to provide liquidity to the Company's stockholders. After Messrs. McWilliams and Corpening excused themselves from the meeting, the remaining Board members discussed terms of the Offer as communicated to them by Mr. McWilliams and determined that the Board should evaluate and implement such actions and processes as may be necessary or appropriate to preserve its flexibility to adequately evaluate the Offer and consider other alternatives and properly discharge its fiduciary obligations in connection therewith.

     On December 18, 2000, the Board amended and supplemented its original engagement letter with DLJ dated October 27, 1999, to account for, among other things, the recent acquisition of DLJ by Credit Suisse First Boston Corporation ("CSFB"). As such, CSFB would be replacing DLJ and acting as the Company's exclusive financial advisor in its evaluation of the Offer and any alternative transactions.

         On December 26, 2000, the Company held a telephonic Board meeting to discuss the Offer and the process the Board should take to preserve its ability to adequately discharge its fiduciary duties. At this meeting, the Board members (other than Messrs. McWilliams and Corpening) reviewed with legal and financial advisors materials provided to them the prior week (which included a draft of a stockholder rights plan and proposed amendments to the Company's bylaws) and unanimously adopted a stockholder rights plan and certain amendments to the Company's bylaws, copies of which have been filed with the Securities and Exchange Commission on Form 8-K. Subsequent to the December 26th Board call, the Board directed management and the Company's legal and financial advisors to continue their evaluation of the Offer.

         On January 9, 2001, the Board held a meeting to further review the terms of the Offer and the Board's course of action with respect to the Offer. Messrs. McWilliams and Corpening were present at the beginning of the meeting and the Board determined at this meeting to establish a subcommittee of the Board (the "Subcommittee") comprised of four outside independent directors to act on behalf of the Board to evaluate the Offer and other alternatives and provide a recommendation to the Company's stockholders regarding the Offer. The members of the Subcommittee also constitute a majority of the whole Board.

         On January 9, 2001, at the direction of the Subcommittee, CSFB contacted Mr. McWilliams to discuss certain aspects of the Offer.

         Between January 9, 2001, and January 12, 2001, at the direction of the Subcommittee, CSFB and Mr. Alonzo contacted several other companies to inquire as to their interest in a business combination transaction with the Company. Discussions with several possible candidates are ongoing. The Subcommittee is continuing to evaluate its alternatives. In the short-term, the Subcommittee may authorize Company management to begin negotiations for a possible business transaction involving the Company.

         (b)(ii) Reasons for Recommendation. The Subcommittee, with the assistance of CSFB, is continuing to consider and evaluate the terms of the Offer and possible responses and alternatives to the Offer. The Subcommittee is engaged in discussions with Purchaser regarding the Offer and other third parties regarding alternatives to the Offer. The Subcommittee is hopeful that this process will result in improvements in the terms of the Offer proposed by Purchaser or negotiation of a definitive agreement with


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a third party on terms more attractive to the Company's stockholders than those contained in the Offer. For these reasons, the Board recommends that the Company's stockholders take no action and not tender their shares with respect to the Offer at the current time.

         (c) Intent to Tender. According to the Schedule TO, Purchaser, Court Square, Thomas F. McWilliams and Charles E. Corpening intend to tender their shares into the Offer, except to the extent that the tendering would subject any of them to the "short-swing" profit rules of Section 16(b) of the Exchange Act. To the knowledge of the Company, each other executive officer, director, affiliate or subsidiary of the Company who or which owns shares of Common Stock currently intends to hold and not tender any shares of Common Stock owned of record or beneficially by such parties.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The Company has retained CSFB as its exclusive financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company. Pursuant to an engagement letter dated October 27, 1999, as supplemented and amended by letter agreement dated December 18, 2000, the Company has agreed to pay to CSFB a fee equal to the greater of (i) $2,500,000 and (ii) 1.3% of the total consideration received, including debt assumed, in a transaction involving a sale of control, merger or sale of all or substantially all of the assets of the Company, but excluding proceeds received and debt assumed upon a sale of the Company's subsidiary Leavitt Tube. CSFB received an initial retainer of $250,000 upon signing of the agreement, and has a right to receive additional retainer fees which, to the extent paid, will be applied to the fee payable to CSFB upon closing of a transaction. The Company also has agreed to reimburse CSFB for all out-of-pocket expenses incurred by CSFB in connection with its engagement and to indemnify CSFB and related parties against certain liabilities arising out of CSFB's engagement.

         The Company also has retained Morrow & Co. ("Morrow") to (i) assist the Company in connection with its communications with the Company's stockholders,
(ii) monitor trading activity in the Common Stock and (iii) provide consultation and advice on matters related to the Offer. Pursuant to an engagement letter dated December 19, 2000, the Company agreed to pay Morrow $75,000 and to reimburse Morrow for its reasonable expenses incurred in connection with the engagement. The Company also agreed to indemnify Morrow against various liabilities relating to its engagement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Based on the information set forth in the Schedule TO, on December 12, 2000, Court Square purchased all shares of Common Stock and all 6,150,118 shares of Nonvoting Common Stock owned by CVC at a price equal to $10.50 per share. To the knowledge of the Company, except for the transaction described in the immediately preceding sentence, no transactions in the Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The Board currently is engaged in discussions that relate to, or would result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iii) a tender offer for or other acquisition of securities of the Company. The Board is of the opinion that additional disclosure of the possible terms of or parties (other than Purchaser) involved in such discussions would jeopardize the continuation of such discussions.

         As a result of the commencement by Purchaser of the Offer, a Distribution Date (as defined in Annex A) with respect to the Rights would occur on January 17, 2001, absent action by the Board to defer such Distribution Date. On January 9, 2001, the Board took action to defer, until further action by the Board, the occurrence of a Distribution Date as a result of the commencement of the Offer. However, if Purchaser were to purchase any shares of Common Stock pursuant to the Offer, the Rights would become exercisable and each Right would permit the holder thereof (other than Purchaser) to purchase for $30.00 a number of shares of Common Stock with a market value of $60.00 unless the Board amends the Rights Agreement to prevent such occurrence. According to the Schedule TO, consummation of the Offer is conditioned upon the Rights having been redeemed by the Board or Purchaser being satisfied that the Rights are inapplicable to the Offer and the proposed Merger.


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


ITEM 8. ADDITIONAL INFORMATION.

         On December 26, 2000, the Board authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of Common Stock and Nonvoting Common Stock of the Company. The rights were issued on January 5, 2001, to the holders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price of $30 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. A summary of the material terms of the Rights (the "Summary") is attached hereto as Annex A. As a result of the commencement by Purchaser of the Offer, a Distribution Date (as defined in the Summary) would occur on January 17, 2001, absent action by the Board to defer such Distribution Date. On January 9, 2001, the Board took action to defer, until further action by the Board, the occurrence of a Distribution Date as a result of the commencement of the Offer. However, if Purchaser were to purchase any shares of Common Stock pursuant to the Offer, the Rights would become exercisable and each Right would permit the holder thereof (other than Purchaser) to purchase for $30.00 a number of shares of Common Stock with a market value of $60.00 unless the Board amends the Rights Agreement to prevent such occurrence. According to the Schedule TO, consummation of the Offer is conditioned upon the Rights having been redeemed by the Board or Purchaser being satisfied that the Rights are inapplicable to the Offer and the proposed Merger.

         This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, the risk factors described from time to time in the Company's documents and reports filed with the Commission.

         The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.


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ITEM 9.  EXHIBITS.

         (e)(1) - Excerpts from the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 31, 2000.

         (e)(2) - Exchange Agreement, dated as of November 4, 1994, by and between CVC and the Company.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CHASE INDUSTRIES INC.



                                     By:      /s/ Martin V. Alonzo
                                          --------------------------------------
                                          Martin V. Alonzo
                                          President and Chief Executive Officer

January 16, 2001


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                                                                         ANNEX A

                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK

         On December 26, 2000, the Board of Directors of Chase Industries Inc. (the "Company"), authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of common stock, $0.01 par value (the "Common Shares"), of the Company. The rights were issued on January 5, 2001, to the holders of record of Common Shares on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price of $30 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

         Detachment of Rights; Exercise. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person, subject to the right of the Board of Directors to defer the occurrence of a Distribution Date upon the occurrence of an event described in this clause (ii).

         In general, a person becomes an Acquiring Person if such person or a group of which such person is a member acquires beneficial ownership of 20% or more of the Company's outstanding voting common stock, or any additional shares of the Company's common stock in the case of any person or group that owned 20% or more of the Company's outstanding voting common stock as of December 26, 2000. Holders of shares of Chase Industries nonvoting common stock are deemed to have beneficial ownership of the number of shares of voting common stock into which such nonvoting shares are convertible.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced, with respect to any of the Common Shares outstanding on January 5, 2001, by the certificates representing such Common Shares with a copy of this Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after January 5, 2001, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Shares outstanding as of January 5, 2001, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 26, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If a person or group were to become an Acquiring Person, then each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, receive the equivalent number of one one-thousandths of a Preferred Share or other assets or securities of the

Company) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

         If at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         Preferred Shares. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $0.01 in cash, or (ii) 1,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $10.00 per share, or (ii) an amount per share equal to 1,000 times the payment made on each Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock, and any other capital stock, entitled to vote thereon on all matters submitted to a vote of stockholders of the Company.

         The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

         Antidilution and Other Adjustments. The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares, the Board of Directors may, at its option, issue Common Shares (or Preferred Shares) in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each Right then outstanding.

         Redemption of Rights. At any time prior to the time that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         No Rights as Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Amendment of Rights. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights other than the Acquiring Person and transferees of the Acquiring Person.

         Nonvoting Common Shares. Upon any exercise or exchange of Rights distributed with respect to nonvoting shares of common stock of the Company, at the option of the Company or the holder of such Rights, shares of nonvoting securities of the Company may be issued in lieu of any shares of voting securities of the Company otherwise issuable with respect to the Rights, which nonvoting securities shall be convertible into voting securities of the Company to the same extent as the shares of nonvoting common stock are convertible into voting common stock.

         THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS HEREBY INCORPORATED HEREIN BY REFERENCE.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001. A copy of the Rights Agreement is available free of charge from the Company.

                                INDEX OF EXHIBITS

  EXHIBIT
  NUMBER                          DESCRIPTION
  -------                         -----------
   (e)(1)   - Excerpts from the Company's Proxy Statement for the Annual
              Meeting of Stockholders held on May 31, 2000.

   (e)(2)   - Exchange Agreement, dated as of November 4, 1994, by and between
              CVC and the Company.